Mail Stop 4561

November 6, 2008

Mr. R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

>   **Re: Medical Properties Trust, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **File No. 1-32559**

Dear Mr. Hamner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7A Quantitative and Qualitative Disclosures about Market Risk

1. Include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your fixed rate debt.

Financial Statements

7. Stock Awards, page 53

2. We note that management has determined that there were no core performance ("CPRE") awards or superior performance ("SPRE") awards earned during 2007. We understand that management's independent third party consultant determined the 2007 value of these management incentive plan awards using the Monte Carlo simulation method. Please tell us and disclose the nature and extent of the third party's involvement in reaching your conclusion that no CPRE or SPRE awards were earned in 2007.

Schedule III – Real Estate Investments and Accumulated Depreciation, page 67

3. It appears that the end of period balances for cost and accumulated depreciation as of December 31, 2006 do not reconcile to your consolidated balance sheet. Please advise.

Form 10-Q for the Quarterly Period ended June 30, 2008

Critical Accounting Policies

Accounting for Derivative Financial Instruments and Hedging Activities, pages 13 to 14

4. We note your disclosure that the FASB issued a new accounting pronouncement which you believe will impact your accounting for the embedded conversion features on your exchangeable notes issued in 2006 and 2008. While you indicate that you are currently evaluating the impact of this pronouncement, you have disclosed that this statement will require that you restate your financial statements in future filings. Please revise your disclosure to name the specific pronouncement which you refer and to discuss and quantify the potential impact of the adoption will have on your financial statements.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief